Mail Stop 0407

      							July 25, 2005

Mr. Samuel C. Knoch
Chief Financial Officer
Tollgrade Communications, Inc.
493 Nixon Road
Cheswick, PA 15024

	Re:	Tollgrade Communications, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 3, 2005

      Form 10-Q for Fiscal Quarter Ended March 26, 2005

		File No. 0-27312

Dear Mr. Knoch:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Revenue Recognition, page 25

1. Please tell us and give specific examples of when revenue recognition for hardware sales may require your judgment. Also, disclose these critical judgments that may impact your revenue recognition.

Intangible Assets and Goodwill, page 26

2. Please revise your disclosure to specifically discuss the estimates made in testing for impairment of your goodwill and other intangibles assets. Also discuss how you test for impairment.

Results of Operations, page 28

3. Please revise to discuss your cost of sales for the applicable periods.

Consolidated Statements of Operations, page 39

4. If the caption "gross profit" excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, please revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross profit" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Note 1. Goodwill and Purchased and Other Intangibles, page 43

5. Please disclose how you perform the impairment test for goodwill and indefinite lived assets. Also tell us how you considered the trend of declining revenues of your MCU product line in your impairment analysis.

Note 1. Revenue Recognition, page 43

6. Please tell us the circumstances that you recognize revenue other than FOB shipping point.

Note 2. Acquisitions, page 45

7. Tell us the basis for assigning a ten year life to the Cheetah base software.

8. Please tell us why your adjustments to the 2002 pro forma information are appropriate under paragraph 58 of FAS 141.

Note 3. Intangible Assets, page 46

9. Please tell us in detail how you concluded that the LoopCare base software, post warranty maintenance service agreements, and Cheetah customer base are indefinite-lived intangible assets under paragraph
11 of FAS 142.

Note 8. Income Taxes, page 51

10. Please tell us in more detail why you initially recorded certain tax contingency reserves and why they were reduced by $0.8 million.

Form 10-Q for the Fiscal Quarter Ended March 26, 2005
11. Revise as applicable for comments issued regarding Form 10-K.


* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,

								 /s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director
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Mr. Samuel C. Knoch
Tollgrade Communications, Inc.
July 25, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE